SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC   20549


                           FORM 12b-25


                   Notification of Late Filing


                                   Commission File Number  1-1212


Form 10-Q for period ended September 30, 1994




                             PART I

                     REGISTRANT INFORMATION


Full name of registrant         Driver-Harris Company
                        -----------------------------------------

Address of principal executive office (street and number)

                      308 Middlesex Street
- - -----------------------------------------------------------------

City, State and Zip Code          Harrison, NJ  07029
                         ----------------------------------------


                            PART III

                            NARRATIVE



     The Registrant expects to conclude the divestiture of the assets of its subsidiary, Driver-Harris Alloys Inc., within a few days. This transaction, which was disclosed in Form 8-K dated June 14, 1994, will have a significant effect on the Registrant's consolidated balance sheet. Accordingly, Form 10-Q is being delayed in order to include therein information about the divestiture.

                             PART IV

                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Frank L. Driver IV                     201          483-4802
- - -----------------------------------------------------------------
     (Name)                        (Area Code)   (Telephone No.)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file
such report(s) been filed?     ___             ____
                              /x /   Yes      /   /    No
                              ---             ---

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                              ___            ___
                             / x /   Yes    /   /     No
                             ---            ---
         While the registrant expects to report a loss for the period ended September 30, 1994, the loss is estimated to be substantially less than the loss for the period ended September 30, 1993.

                      Driver-Harris Company
- - -------------------------------------------------------------------
          (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date   November 14, 1994          By   Frank L. Driver IV
       -----------------             ----------------------------
                                     Frank L. Driver IV
                                     President